Exhibit 99.1

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PRESS RELEASE
Sify reports results for the year ended 31st March 2008
Sify Technologies annual 07-08 Revenues at $150.59 Million
Revenues grow by 11% over previous year, Net Profit at $ 0.12 million
Chennai, Friday, 30th May 2008. Sify Technologies Limited (Nasdaq Global Markets: SIFY), a leader in Consumer Internet and Enterprise Services in India with global delivery capabilities, announced today its consolidated results under the International Financial Reporting Standards (IFRS) for the year ended 31st March 2008.
Performance Highlights 2007/08:
▪	Sify reported revenues of $ 150.59 million for the year ended 31st March 2008, 11.0% higher than the previous year ended 31st March 2007. The Enterprise and International segments of the business registered strong growth at 27% and 36% respectively, while the consumer segment dropped 20% over the previous year.

▪	Net profit for the year was $ 0.12 million compared to a net profit of $6.25 million in the previous fiscal year. Net profit for the current year included one-time benefit of $ 3.1 million on account of a change in the depreciation policy. Net profit for the year was under pressure due to lower margins due the sales mix, as well as a notional loss incurred on account of the strong rupee against dollar.

▪	Exceptional items during the year amounted $ 3.97 million on account of legal fees. Net Profit excluding this amount was $4.09 million.

▪	Sify ended the quarter with a cash balance of $ 22.21 million after capital expenditures of $ 20.58 million during the Year. This will be augmented with the infusion of $57 million dollars, which is currently under process.

REGD. OFFICE	www.sifycorp.com
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771

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Mr. Raju Vegesna, Board Chairman and CEO & MD, Sify Technologies, said, “The turnaround of the enterprise and international segments has resulted in robust growth in these businesses. We expect the results of our restructuring of the consumer businesses to be felt in the current financial year after the second quarter. Preparations are already underway for the re-launch of our chain of retail outlets offering online services with a new brand name, as well as our broadband services. The portal will follow towards the middle of this financial year. During the year we have expanded our network aggressively and now have one of the largest MPLS data networks in the country. We will also have 200,000 square feet of data center space with the launch of the second data center in Mumbai in the near future, in addition to our three existing data centers. Our planned progress towards a complete turnaround of the company is moving forward with the build out of world class infrastructure to make us highly competitive both nationally and internationally.”
Mr CVS Suri, Chief Operating Officer, Sify, said, “The results of our restructuring the enterprise side of the business are clearly evident. We are now ready to re-launch the consumer side of the business during the course of 08/09 with new brands, new formats, new technologies and new alliances. Our aim will be to make the Internet the personal productivity tool for Indians with access both from home and from public spaces. We are confident that with the re-launch and awareness of these services, we will be able to see a turn-around in consumer revenues as well. At the same time, we will monitor and rationalize our offerings, locations and relationships on an ongoing basis to ensure the success of our partners.”
Mr. MP Vijay Kumar, Sify CFO, said, “We have moved to reporting our financials as per IFRS as our businesses are increasingly becoming global. Indian GAAP is also converging with IFRS in future so this is a timely move for us. We have invested substantially during the year on network expansion and data center space. We will continue to invest in both this coming year, as well as in building Sify’s head quarters in Chennai with sophisticated network command centers and additional data center space. This will entail an investment of about $125 million, including the current expansion. These investments are being made on the back of robust demand for enterprise services across both connectivity and hosting services. We will also invest in re-launching our consumer businesses during the year to set them on a growth trajectory.”

REGD. OFFICE	www.sifycorp.com
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771

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Summarised Results : (Unaudited)
(In $ million, all translated at $1 = Rs. 40.02)

	Year ended
	31-Mar
Description	2008	2007

Enterprise	96.02	75.52
Consumer	43.88	52.71
International	10.70	7.89

Revenue	150.59	136.12
Other Income	1.13	1.66
Cost of Revenues	(84.67)	(72.67)
Stock compensation expenses	(1.41)	(1.52)
Depreciation and Amortisation expenses	(9.84)	(11.59)
Selling, General and Administrative expenses	(60.26)	(51.60)
Net Finance Income	2.59	3.21
Share of Affiliates	4.29	1.75
Profit Before tax	2.43	5.36
Income Tax expenses	(1.73)	1.65
Profit for the year	0.70	7.01
Profit attributable to:
Owners of the parent	0.12	6.25
Non-controlling interests	0.58	0.76

	0.70	7.01

Earnings per share	0.00	0.15

Non Financial Indicators	Mar-08	Mar-07
Iway
Subscribers active 3 months (in 000’s)	718	1,086
No of Iways	3,887	3,638
No of Iways (Operational)	2,165
Cafe Additions	513	493
No of Cities	180	158

Broadband
Subscribers (in 000’s)	219	216
No of CTOs	1,966	1,958
ARPU	336	335

Technology
No of PoPs	481	188

REGD. OFFICE	www.sifycorp.com
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771

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Highlights of the businesses:
Sify Enterprise:
▪	Sify Enterprise revenues grew 27 % over the previous financial year

▪	The fourth quarter registered the highest order booking ever at $18.14 million during the quarter. Orders were received for all our services across connectivity, hosting, security, applications and voice services.

▪	Applications services grew by over 80% during the last quarter, while our Document Management Systems clocked a growth of 126% over the previous quarter.

▪	Significant wins were a large order for the phase two of VMWare’s hosting requirements. In all the hosting order booking grew by 93% during the fourth quarter.

▪	We strengthened our relationship with Tata Motors by securing another order from them for security solutions.

▪	During the last quarter, the Microsoft Hosted Messaging Center was launched as a Software as a Service (SaaS) initiative.
Sify International:
▪	Sify’s international services grew at 36% over the previous year.
Sify IMS:
▪	Achieved “Cisco Global PSS Partner” status. As one of Cisco’s global partners, we are already delivering System Integration services to Cisco’s global customers.

▪	Sify has been selected by Spend Management Solutions provider in the US, and are delivering Remote Infrastructure Management Services for this company.
Sify eLearning:
▪	Awarded new contracts worth over US 0.5 Million by customers in Hi-Tech domains.

▪	Added new products and services such as Virtual Learning Environments, Mobile Learning, 3D VRML Viewer, & Job Task Analysis to the portfolio. These products and services would develop into attractive revenue streams in the coming years.
Sify Consumer:
▪	The planning, strategy and alliances for the consumer business is now largely in place for the re-launch of this business going forward to initiate growth in revenues and users.

▪	Based on research with consumers during the last quarter, the iWay cyber café chain is being re-launched as ‘Sify e-Port’ to signify their transition from a cyber café to a multi-purpose store with all forms of e-fulfillment. This process has already begun with a country-wide launch with franchisees.

▪	Future expansion will also see smaller formats of Sify e-Ports for wider distribution and reach.
Sify e-port :
▪	The new brand is in the process of being given its identity across all stores as well as online so that the brand experience of e-Ports for consumers will be complete. The brand will then be formally launched in the media.

REGD. OFFICE	www.sifycorp.com
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771

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▪	Sify added 50 new e-ports: in Q4 of 2007-08. With over 3000 e-ports across 180 cities across the country. Sify e-port is today the largest chain of branded retail outlets in the country, empowering every Indian to reap the benefits of Internet and its applications.

▪	E-services Hubs: Sify e-port, from being a public internet access point has evolved into a complete e-services hub offering a host of value added services like travel ticketing, utility bill payment, mobile recharge, online education etc. Through these products, Sify is touching the lives of its customers on a day-to-day basis and continues to be the pioneer in the Internet space. They will soon be launched as such to generate footfalls and revenues through the outlets.
Expansion:
▪	Sify e-Port Xpress: is an innovative model with a single PC with Value Added Services as a kiosk chain offering services like travel ticket booking, bill payment, mobile recharge and e-commerce transactions in addition to the core benefits of internet access like browsing, chat, email, gaming etc. Customers will soon be able to access internet applications from numerous urban locations including malls and large format stores as we plan to penetrate high footfall zones with sify e-Port Xpress.
Strategic tie-ups:
▪	India’s first and largest Municipal Corporation ties-up Sify e-Ports: The Municipal Corporation of Greater Mumbai (MCGM) is responsible for providing and maintaining basic infrastructure and services to the citizens of Greater Mumbai. The MCGM have recognized Sify’s capability to help fulfill their responsibilities towards the citizens of Mumbai by making Government services widely accessible online. Close to 200 sify e-ports in Mumbai will now provide access to people to pay property and water taxes, apply for shop renewals, birth certificates, and a range of other Government services.

▪	Tie-up with the Commonwealth Youth Games Pune 2008: These Games were held for the first time in Asia in October 2007. It was the biggest sports event ever to be held in Pune and was the first time that all 71 nations and territories of the Commonwealth participated. The Association of Commonwealth Youth Games tied up with Sify e-ports for the online volunteer registration program with more than 20,000 volunteers registered online to be part of the team.

▪	Oxigen: With this tie-up every Sify e-port will cater to the ever growing needs of the mobile industry, and other subscription models like DTH services and cash cards. The unique benefit Sify brings its customers is that they don’t need to have a credit card. Payments can be made by cash and instant receipts will be available.

▪	Financial products: Reliance Money has allied with us and will be offering their products through the Sify e-Port chain. Customers now have a choice of availing complete range of financial products under roof - sify e-ports.

▪	Online shopping, without credit card or online account: We are enabling online shopping by paying cash at sify e-ports. Customers can shop for products like movie tickets, flight tickets, clothes, electronics, household items, flowers and lots more at over 3000 online merchants and pay securely at an e-port.

REGD. OFFICE	www.sifycorp.com
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771

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Sify Broadband:
▪	Launch of Nights Un-limited products: In keeping with customer usage patterns and market demand, Sify launched a new range of products — Nights Unlimited @ Double the speeds @ Affordable prices. Through these products, Sify is providing a unique and attractive proposition to home broadband users in terms of speed, price and data transfer to provide value for money.
▪	Launch of unlimited calls to unique number in US, Canada and UK: Sify Talk is a product that allows the customer to make unlimited outgoing calls to US, UK and Canada online for a low monthly rental. Customers also get attractive rates for other destinations. Families in India with relatives and friends

▪	Overseas will find this product excellent to stay in touch with them. The pilot launch, conducted in one of the major markets, received an overwhelming response.
Sify Portals:
▪	The Union Budget ‘08 was comprehensively covered on Sify.com’s finance portal with the focus on the budget’s impact on the common man. Financial experts offered detailed analysis on various aspects. Live updates of the Budget were offered, zoning into the key parts in simple and easy to understand language. Users could post their wish lists and also post their queries to financial experts during several live chat sessions.

▪	Sify.com, in keeping with the constantly evolving preferences of its users, undertook a revamp of its channels offering a fresh new look and ease of navigation. Sify Movies, which was the first channel to be revamped during the quarter, recorded a 30% increase in page views.

▪	Sify Khel, the popular sports portal had increased number of visitors following its in-depth coverage of the happenings around the popular India-Australia series.Sify.com also partnered with Presino.com to offer the popular Fantasy cricket game to its users.

▪	Sify.com offered fans of the reality shows K for Kishore and Champion Chaalbaaz, interactive tools and community features. Sify continued its strong association with Sony Entertainment Television to offer online videos and interactive tools like message boards and polls to build high involvement around the show. The video clips from Champion Chaalbaaz recorded the highest time spent.

▪	Sify.com’s shopping portal had increased visitors and increased number of transactions for gifts during the Valentine’s Day week with our special promotions. Popular categories included flowers, chocolates and gift hampers, apart from electronic gadgets.
About Sify
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 481 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the e-port cyber café chain across 180 cities and towns. Sify is

REGD. OFFICE	www.sifycorp.com
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771

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recognized as an ISO 9001:2000 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and BS7799 certified for Internet Data Center operations. Sify.com the consumer portal of Sify has sub portals like www.samachar.com, www.walletwatch.com, www.sifymax.com and www.chennailive.in, www.bangalorelive.in, www.mumbailive.in, www.hyderabadlive.in the city based live video on the web. The content is available in 5 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil.
For more information about Sify, visit www.sifycorp.com.
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the Quarter ended December 31, 2007 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact:
David Appasamy
Investor Relations
Sify Technologies Limited
+91-44-2254 0770 Ext. 2013
Email: david_appasamy@sifycorp.com
Trúc N. Nguyen (ext. 418) or Christopher Chu (ext. 426)
Investor Relations
Grayling Global
+1-646-284-9400
Email: tnguyen@hfgcg.com or cchu@hfgcg.com
Stacy Dimakakos
Media Relations
Grayling Global
+1-646-284-9417
Email: sdimakakos@hfgcg.com

REGD. OFFICE	www.sifycorp.com
2nd Floor Tidel Park No. 4 Canal Bank Road Taramani Chennai 600 113 India
T +91 44 22540770 / 22540777 F +91 44 22540771